Dreyfus Premier International Bond Fund

ANNUAL REPORT October 31, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier International Bond Fund, covering the period since the fund's inception on December 30, 2005, through October 31, 2006.

Although reports of slower economic growth and declining housing prices in the United States recently have raised economic concerns among both U.S. and international investors, we believe that neither a domestic recession nor a major shortfall in global growth is likely. Stimulative monetary policies among many central banks over the last several years have left a legacy of ample financial liquidity worldwide, which should continue to support global economic growth. Indeed, most non-U.S. monetary policies have so far tightened only from stimulative to neutral, leaving room for further expansion.

Financial markets seem to concur with our view that a gradual global economic slowdown is more likely than a recession, as evidenced by ongoing strength in corporate bonds and upward pressure on the price-earnings multiples of high-quality, multinational stocks. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



DISCUSSION OF FUND PERFORMANCE

Thomas F. Fahey, Portfolio Manager

How did Dreyfus Premier International Bond Fund perform compared to its benchmark?

Between the fund's inception on December 30, 2005, and the end of its annual reporting period on October 31, 2006, the fund produced total returns of 5.58% for Class A shares, 4.88% for Class C shares and 5.80% for Class R shares.[1] In comparison, the fund's benchmark, the J.P. Morgan Global Government Bond Index, Excluding U.S. (Unhedged) (the "Index"), produced a total return of 5.93% for the same period.[2]

International bonds generally benefited during the reporting period from investors' perceptions that slowing economic growth in the United States was likely to spread to overseas markets, potentially relieving inflationary pressures. In addition, bonds denominated in foreign currencies gained value for U.S. investors as the U.S. dollar weakened relative to other major currencies. The fund produced slightly lower returns than its benchmark because of our short duration early in the reporting period, which was primarily the result of the maintenance of cash balances within the fund's portfolio during the startup of the fund.

What is the fund's investment approach?

The fund seeks to maximize total return from capital appreciation and income. To pursue its goal, the fund normally invests at least 80% of its assets in fixed income securities. The fund also normally invests at least 65% of its assets in non-U.S. dollar-denominated fixed-income securities of foreign governments and companies located in various countries, including emerging markets. The fund ordinarily invests in at least five countries other than the United States and, at times, may invest a substantial portion of its assets in a single foreign country. Generally, the fund seeks to maintain a portfolio with an average credit quality of investment grade.

We focus on identifying undervalued government bond markets, currencies, sectors and securities. We look for fixed income securities with the potential for added value, such as those involving the potential for credit upgrades, unique structural characteristics or innovative features. We select securities for the fund's portfolio by:

- Using fundamental economic research and quantitative analysis to allocate assets among countries and currencies based on a comparative valuation of interest and inflation rate trends, government fiscal and monetary policies, and the credit quality of government debt.
- Focusing on sectors and individual securities that appear to be relatively undervalued and actively traded among sectors.

We currently intend to hedge some, but not necessarily all, of the fund's foreign currency exposure to the Index, but, at times, we may seek to manage currency risk, and we may find opportunities to add value by hedging a portion of the fund's currency exposure to the U.S. dollar.

What other factors influenced the fund's performance?

After producing relatively muted returns early in the reporting period, global bond markets rallied over the summer and early fall of 2006 when cooling housing markets, more moderate employment gains and falling commodity prices indicated that U.S. economic growth was slowing. In response to the domestic economic slowdown and in anticipation of waning inflationary pressures, the U.S. Federal Reserve Board held the overnight rate steady at 5.25% through its August, September and October meetings, its first pause after more than two years of steady increases. Many analysts regarded these developments as a harbinger of things to come for international fixed-income markets, sparking rallies throughout the world.

For U.S. investors, international bonds also benefited from a weakening U.S. dollar. Low yields on U.S. Treasury securities relative to other markets, a growing current account deficit and the possibility of more restrictive fiscal policies from a divided federal government put downward pressure on the U.S. dollar, enhancing the value of securities denominated in other currencies.

The fund benefited in this environment from our focus on longer-term securities in Europe and Japan, which gained value as long-term yields declined and yield differences along the markets' maturity spectrum narrowed. In addition, the fund's performance was bolstered by positions in emerging-markets bonds. Bonds from Brazil and Mexico provided attractively high current yields relative to other markets, while securities from Poland gained value as the nation's central bank reduced interest rates and fiscal conditions improved. The fund also received positive contributions to its relative performance from a modest position in U.S. Treasury securities, which are not represented in the benchmark. Finally, relatively light holdings of U.K. bonds supported the fund's returns compared to the benchmark as the British economy recovered from earlier weakness and the Bank of England increased short-term interest rates.

On the other hand, the fund's returns were constrained early in the reporting period by its relatively short duration in Europe. We eliminated this position when longer-term bonds began to rally more robustly. Lastly, the fund's overall performance was constrained (in part) because of the limited assets available for investing during the reporting period, which made it difficult at times for the fund to fully benefit potentially from our security allocation strategies.

What is the fund's current strategy?

Recent economic data have continued to signal an economic slowdown in the United States, which we believe is likely to dampen growth in Europe and Japan, potentially supporting international bond prices in developed international markets. At the same time, we have continued to find compelling income opportunities in the emerging markets.

November 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: Bloomberg L.P. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The J.P. Morgan Global Government Bond Index, Excluding U.S. (Unhedged) is a widely used benchmark for measuring performance and quantifying risk across international fixed-income bond markets. The Index measures the total, principal, and interest returns in each market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



10,750

10,500

10,250

Dollars

10,000

9,750

9,500

Dreyfus Premier International Bond Fund (Class A shares) ——
Dreyfus Premier International Bond Fund (Class C shares) – – – –
Dreyfus Premier International Bond Fund (Class R shares) ·······
J.P. Morgan Global Government Bond Index, Excluding U.S. (Unhedged)† ——

$10,593
$10,580

$10,388

$10,082

12/30/05 1/31/06   4/30/06   7/31/06   10/31/06

Comparison of change in value of $10,000 investment in Dreyfus Premier International Bond Fund Class A shares, Class C shares and Class R shares and the J.P. Morgan Global Government Bond Index, Excluding U.S. (Unhedged)

† Source: Bloomberg L.P.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class C and Class R shares of Dreyfus Premier International Bond Fund on 12/30/05 (inception date) to a $10,000 investment made in the J.P Morgan Global Government Bond Index, Excluding U.S. (Unhedged) on that date. All dividends and capital gain distributions are reinvested.

The fund invests 80% of its assets primarily in fixed-income securities. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares, the applicable contingent deferred sales charge on Class C shares and all other applicable fees and expenses on all classes. The Index is a widely used benchmark for measuring performance and quantifying risk across international fixed income bond markets. The index measures the total, principal and interest returns in each market. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Actual Aggregate Total Returns *as of 10/31/06*

	Inception Date	From Inception
Class A shares		
with maximum sales charge (4.5%)	**12/30/05**	**0.82%**
without sales charge	**12/30/05**	**5.58%**
Class C shares		
with applicable redemption charge †	**12/30/05**	**3.88%**
without redemption	**12/30/05**	**4.88%**
Class R shares	**12/30/05**	**5.80%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on the fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Bond Fund from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2006

	Class A	Class C	Class R
Expenses paid per $1,000†	$ 5.47	$ 9.33	$ 4.19
Ending value (after expenses)	$1,027.00	$1,023.40	$1,028.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

	Class A	Class C	Class R
Expenses paid per $1,000†	$ 5.45	$ 9.30	$ 4.18
Ending value (after expenses)	$1,019.81	$1,015.98	$1,021.07

† *Expenses are equal to the fund's annualized expense ratio of 1.07% for Class A, 1.83% for Class C and .82% Class R; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
October 31, 2006

Bonds and Notes—94.8%		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Australia—.3%					
Queensland Treasury, Gov't. Gtd. Notes, Ser. 11G	AUD	6.00	6/14/11	25,000 [a]	**19,285**
Belgium—.8%					
Belgium Kingdom, Bonds, Ser. 44	EUR	5.00	3/28/35	30,000 [a]	**45,395**
Brazil—2.1%					
Federal Republic of Brazil, Bonds	BRL	12.50	1/5/16	250,000 [a,b]	**118,936**
Canada—2.6%					
Canadian Government, Bonds	CAD	5.00	6/1/14	155,000 [a]	**147,251**
France—7.6%					
Dexia Municipal Agency, Scd. Notes	JPY	0.80	5/21/12	27,000,000 [a]	224,472
Government of France, Bonds	EUR	4.75	4/25/35	140,000 [a]	205,279
					429,751
Germany—15.0%					
Bundesrepublik Deutschland, Bonds, Ser. 05	EUR	3.25	7/4/15	196,000 [a]	241,861
Bundesrepublik Deutschland, Bonds, Ser. 03	EUR	3.75	7/4/13	160,000 [a]	204,889
Bundesrepublik Deutschland, Bonds, Ser. 03	EUR	4.25	1/4/14	65,000 [a]	85,751
Bundesrepublik Deutschland, Bonds, Ser. 03	EUR	4.75	7/4/34	60,000 [a]	88,093
Kreditanstalt fuer Wiederaufbau, Gtd. Bonds	JPY	1.75	3/23/10	26,000,000 [a]	228,391
					848,985
Greece—1.3%					
Hellenic Republic, Bonds	EUR	3.70	7/20/15	60,000 [a]	**75,168**
Ireland—6.9%					
DEPFA ACS BANK, Covered Public Loans	JPY	0.75	9/22/08	30,000,000 [a]	256,990
GE Capital European Funding, Gtd. Notes	EUR	3.30	5/4/11	105,000 [a,c]	134,042
					391,032

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Italy−2.3%						
Autostrade, Gtd. Notes	EUR	3.74	6/9/11	100,000	a,c	**128,214**
Japan−4.8%						
Development Bank of Japan, Gov't. Gtd. Bonds	JPY	1.40	6/20/12	8,000,000	a	68,858
Development Bank of Japan, Gov't. Gtd. Bonds	JPY	1.70	9/20/22	19,000,000	a	151,113
Japan Finance for Municipal Enterprises, Gov't. Gtd. Bonds	JPY	1.55	2/21/12	6,000,000	a	51,977
						271,948
Mexico−1.4%						
Mexican Bonos, Bonds, Ser. MI10	MXN	8.00	12/19/13	860,000	a	**80,466**
Netherlands−6.5%						
Netherlands Government, Bonds	EUR	4.00	1/15/37	280,000	a	**366,526**
Poland−4.6%						
Poland Government, Bonds, Ser. 0509	PLN	6.00	5/24/09	305,000	a	103,537
Poland Government, Bonds, Ser. 1110	PLN	6.00	11/24/10	300,000	a	102,401
Poland Government, Bonds, Ser. 1015	PLN	6.25	10/24/15	155,000	a	54,831
						260,769
Supranational−2.7%						
European Investment Bank, Sr. Unscd. Notes	JPY	1.40	6/20/17	18,700,000	a	**155,357**
Sweden−4.1%						
Swedish Government, Bonds, Ser. 1050	SEK	3.00	7/12/16	1,750,000	a	**229,462**
United Kingdom−14.9%						
FCE Bank, Notes	EUR	4.38	9/30/09	35,000	a,c	42,772
National Grid, Notes		6.30	8/1/16	25,000		26,082

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
United Kingdom (continued)					
SABMiller, Notes		5.67	7/1/09	30,000 c,d	30,036
United Kingdom Gilt, Bonds	GBP	4.00	3/7/09	130,000 a	242,953
United Kingdom Gilt, Bonds	GBP	4.75	6/7/10	140,000 a	266,292
United Kingdom Gilt, Bonds	GBP	5.00	9/7/14	120,000 a	235,144
					843,279
United States—16.9%					
Citigroup, Notes	JPY	0.80	10/30/08	2,900,000 a	24,810
Dominion Resources/VA, Sr. Notes, Ser. D		5.66	9/28/07	25,000	25,014
Goldman Sachs Group, Bonds	EUR	3.48	2/4/13	50,000 a,c	63,602
Government National Mortgage Association I:					
Ser. 2004-23, Cl. B, 2.95%, 3/16/19				34,328	32,955
Ser. 2005-76, Cl. A, 3.96%, 5/16/30				34,273	33,398
Ser. 2005-79, Cl. A, 4.00%, 10/16/33				33,962	33,142
Home Equity Mortgage Trust, Ser. 2006-5, Cl. A1		5.50	1/25/37	25,000	24,984
Host Hotels & Resorts, Sr. Notes		6.88	11/1/14	10,000 d	10,087
NiSource Finance, Gtd. Notes		5.97	11/23/09	25,000	25,019
SunTrust Preferred Capital I, Notes		5.85	12/15/49	10,000	10,092
U.S. Treasury Inflation Protected Securities 2.50%, 7/15/16				111,054 e	112,693
U.S. Treasury Notes:					
4.25%, 1/15/11				140,000 b	138,272
4.88%, 5/31/11				5,000	5,063

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
United States (continued)				
U.S. Treasury Notes (continued):				
4.88%, 7/31/11			260,000 b	263,311
4.88%, 8/15/16			135,000 b	137,848
Windstream,				
Sr. Notes	8.13	8/1/13	10,000 d	10,725
Windstream,				
Sr. Notes	8.63	8/1/16	5,000 d	5,419
				956,434
Total Bonds and Notes				
(cost $5,257,576)				**5,368,258**

Options−.2%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.1%		
Australian Dollar,		
April 2007 @ .7535	110,000	3,026
Japanese Yen,		
November 2006 @ 109	100,000	0
Japanese Yen,		
March 2007 @ 115	135,000	2,446
		5,472
Put Options−.1%		
Australian Dollar,		
April 2007 @ .7535	110,000	1,352
Canadian Dollar,		
April 2007 @ 1.1266	105,000	1,431
Japanese Yen,		
March 2007 @ 115	135,000	2,548
		5,331
Total Options		
(cost $14,956)		**10,803**

Short-Term Investment−1.2%	Principal Amount ($)	Value ($)
U.S. Government Agency;		
Federal National Mortgage		
Association, 5.10%, 11/20/06		
(cost $69,813)	70,000	**69,813**

Investment of Cash Collateral for Securities Loaned—10.0%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Cash
  Advantage Plus Fund
  (cost $567,344)
	567,344 [f]	**567,344**

Total Investments (cost $5,909,689)	**106.2%**	**6,016,218**
Liabilities, Less Cash and Receivables	**(6.2%)**	**(352,959)**
Net Assets	**100.0%**	**5,663,259**

[a] *Principal amount stated in U.S. Dollars unless otherwise noted.*
   AUD—Australian Dollars
   BRL—Brazilian Real
   CAD—Canadian Dollars
   EUR—Euro
   JPY—Japanese Yen
   MXN—Mexican Peso
   PLN—Polish Zloty
   SEK—Swedish Krona
[b] *All or a portion of these securities are on loan. At October 31, 2006, the total market value of the fund's securities on loan is $546,047 and the total market value of the collateral held by the fund is $567,344.*
[c] *Variable rate security—interest rate subject to periodic change.*
[d] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2006, these securities amounted to $56,267 or 1.0% of net assets.*
[e] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[f] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Foreign/Governmental	59.0	Asset/Mortgage-Backed	.4
Corporate Bonds	22.0	Options/Forward Currency	
U.S. Government & Agencies	13.4	Exchange Contracts/Swaps	.2
Short-Term/Money Market Investments	11.2		**106.2**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

October 31, 2006

Call Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
Japanese Yen,		
November 2006 @ 106		
(Premiums received $1,650)	100,000	–

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments		
(including securities on loan, valued at $546,047)–Note 1(c):		
Unaffiliated issuers	5,342,345	5,448,874
Affiliated issuers	567,344	567,344
Cash denominated in foreign currencies	127,479	131,121
Receivable for investment securities sold		134,417
Dividends and interest receivable		73,322
Unrealized appreciation on swaps–Note 4		16,063
Unrealized appreciation on forward		
currency exchange contracts–Note 4		7,221
Swaps premium paid–Note 4		280
Prepaid expenses		30,856
Due from The Dreyfus Corporation and affiliates–Note 3(d)		17,553
		6,427,051
Liabilities ($):		
Liability for securities on loan–Note 1(c)		567,344
Payable for investment securities purchased		124,270
Unrealized depreciation on forward currency exchange contracts–Note 4		11,307
Unrealized depreciation on swaps–Note 4		9,865
Outstanding options written, at value (premiums		
received $1,650)–See Statement of Options Written		–
Accrued expenses		51,006
		763,792
Net Assets ($)		**5,663,259**
Composition of Net Assets ($):		
Paid-in capital		5,440,402
Accumulated undistributed investment income–net		97,495
Accumulated net realized gain (loss) on investments		10,541
Accumulated net unrealized appreciation (depreciation)		
on investments, foreign currency transactions,		
options transactions and swap transactions		114,821
Net Assets ($)		**5,663,259**

Net Asset Value Per Share

	Class A	Class C	Class R
Net Assets ($)	2,294,154	2,210,799	1,158,306
Shares Outstanding	175,821	169,764	88,709
Net Asset Value Per Share ($)	**13.05**	**13.02**	**13.06**

See notes to financial statements.

STATEMENT OF OPERATIONS

From December 30, 2005 (commencement of
operations) to October 31, 2006

Investment Income ($):	
Income:	
Interest	139,714
Dividends;	
Affiliated issuers	4,222
Income from securities lending	344
Total Income	**144,280**
Expenses:	
Management fee–Note 3(a)	26,356
Legal fees	79,186
Auditing fees	42,740
Registration fees	23,104
Distribution fees–Note 3(c)	13,017
Shareholder servicing costs–Note 3(d)	10,521
Prospectus and shareholders' reports	9,396
Custodian fees–Note 3(d)	7,617
Trustees' fees and expenses–Note 3(b)	2,142
Miscellaneous	15,386
Total Expenses	**229,465**
Less–expense reimbursement from The Dreyfus Corporation due to undertaking–Note 3(a)	(170,495)
Less–expense reduction in custody fees due to earnings credits–Note 1(c)	(3,817)
Net Expenses	**55,153**
Investment Income–Net	**89,127**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transations	(33,163)
Net realized gain (loss) on swap transactions	4,387
Net realized gain (loss) on options transactions	568
Net realized gain (loss) on forward currency exchange contracts	98,384
Net Realized Gain (Loss)	**70,176**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions	114,821
Net Realized and Unrealized Gain (Loss) on Investments	**184,997**
Net Increase in Net Assets Resulting from Operations	**274,124**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

From December 30, 2005 (commencement of
operations) to October 31, 2006

Operations ($):	
Investment income–net	89,127
Net realized gain (loss) on investments	70,176
Net unrealized appreciation (depreciation) on investments	114,821
Net Increase (Decrease) in Net Assets	
Resulting from Operations	**274,124**
Dividends to Shareholders from ($):	
Investment income–net:	
Class A shares	(23,904)
Class C shares	(14,104)
Class R shares	(13,259)
Total Dividends	**(51,267)**
Beneficial Interest Transactions ($):	
Net proceeds from shares sold:	
Class A shares	2,182,434
Class C shares	2,111,556
Class R shares	1,098,900
Dividends reinvested:	
Class A shares	23,437
Class C shares	14,104
Class R shares	13,001
Cost of shares redeemed:	
Class A shares	(3,004)
Class C shares	(26)
Increase (Decrease) in Net Assets from	
Beneficial Interest Transactions	**5,440,402**
Total Increase (Decrease) in Net Assets	**5,663,259**
Net Assets ($):	
Beginning of Period	–
End of Period	**5,663,259**
Undistributed investment income–net	97,495

Capital Share Transactions:

Class A

Shares sold	174,228
Shares issued for dividends reinvested	1,827
Shares redeemed	(234)
Net Increase (Decrease) in Shares Outstanding	**175,821**

Class C

Shares sold	168,666
Shares issued for dividends reinvested	1,100
Shares redeemed	(2)
Net Increase (Decrease) in Shares Outstanding	**169,764**

Class R

Shares sold	87,695
Shares issued for dividends reinvested	1,014
Net Increase (Decrease) in Shares Outstanding	**88,709**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class from December 30, 2005 (commencement of operations) to October 31, 2006. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Class A Shares	Class C Shares	Class R Shares
Per Share Data ($):			
Net asset value, beginning of period	12.50	12.50	12.50
Investment Operations:			
Investment income–net [a]	.24	.16	.27
Net realized and unrealized gain (loss) on investments	.45	.45	.45
Total from Investment Operations	.69	.61	.72
Distributions:			
Dividends from investment income–net	(.14)	(.09)	(.16)
Net asset value, end of period	13.05	13.02	13.06
Total Return (%) [b]	5.58[c]	4.88[c]	5.80
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets [d,e]	4.98	5.72	4.74
Ratio of net expenses to average net assets [d]	1.01	1.76	.76
Ratio of net investment income to average net assets [d]	2.29	1.53	2.53
Portfolio Turnover Rate [b]	105.86	105.86	105.86
Net Assets, end of period ($ x 1,000)	2,294	2,211	1,158

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Exclusive of sales charge.
[d] Annualized.
[e] The fund's expense ratio net of earnings credits for Class A, Class C and Class R was 4.91%, 5.64% and 4.67%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Bond Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering six series, including the fund, which commenced operations on December 30, 2005. The fund's investment objective seeks to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class C and Class R. Class A and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2006, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 161,802, 161,100 and 81,014 of the outstanding Class A, Class C and Class R shares of the fund, respectively.

Effective March 1, 2006, Class A shares of the fund may be purchased at net asset value ("NAV") without payment of a sales charge:

- By qualified investors who (i) purchase Class A shares directly through the Distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the Distributor in a Dreyfus-managed fund, including the fund, or a Founders Asset Management LLC ("Founders") managed fund since on or before February 28, 2006. Founders is a wholly-owned subsidiary of the Distributor.

- With the cash proceeds from an investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the Distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse and minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options.

- By members of qualified affinity groups who purchase Class A shares directly through the Distributor, provided that the qualified affinity group has entered into an affinity agreement with the Distributor.

- For Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from qualified and non-qualified retirement plans or a Dreyfus-sponsored 403(b)(7) plan, provided that, in the case of a qualified or non-qualified retirement plan, the rollover is processed through an entity that has entered into an agreement with the Distributor specifically relating to processing rollovers. Upon establishing the Dreyfus-sponsored IRA rollover account in the fund, the shareholder becomes eligible to make subsequent purchases of Class A shares of the fund at NAV in such account.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their NAV. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare and pay dividends from investment income-net, quarterly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On October 31, 2006, the Board of Trustees declared a cash dividend of $.099, $.075 and $.107 per share from undistributed investment income-net for Class A, Class C and Class R, respectively, payable on November 1, 2006 (ex-dividend date), to shareholders of record as of the close of business on October 31, 2006.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2006 the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $141,455, undistributed capital gains $9,892 and unrealized appreciation $71,509.

The tax character of distributions paid to shareholders during the fiscal period ended October 31, 2006, were as follows: ordinary income $51,267.

During the period ended October 31, 2006, as a result of permanent book to tax differences, primarily due to foreign currency transactions and treatment of swap periodic payments, the fund increased accumulated undistributed investment income-net by $59,635 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2006, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management agreement between the Manager and the Trust, the Trust has agreed to pay the Manager a management fee computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume certain expenses of the fund, until October 31, 2007, so the expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, shareholder services plan fees, interest expense, commitment fees and extraordinary expenses, do not exceed an annual rate of .85% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $170,495 during the period ended October 31, 2006.

During the period ended October 31, 2006, the Distributor retained $139 from commissions earned on sales of the fund's Class A.

(b) Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Trust and The Dreyfus/Laurel Tax-Free Municipal Funds, (collectively the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable by certain other series of the Trust to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2006, Class C shares were charged $13,017, pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, Class A and Class C shares were charged $4,424 and $4,339, respectively, pursuant to the Shareholder Services Plan.

Under its terms, the Plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2006, the fund was charged $274 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2006, the fund was charged $7,617 pursuant to the custody agreement.

During the period ended October 31, 2006 the fund was charged $3,470 for services performed by the Chief Compliance Officer.

The components of Due from The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $2,830, Rule 12b-1 distribution plan fees $1,383, service plan fees $938, custody fees $1,426, chief compliance officer fees $1,363 and transfer agency per account fees $42, which are offset against an expense reimbursement currently in effect in the amount of $25,535.

(e) The Trust and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use collateral received in connection with lending the fund's securities to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, options transactions, forward currency exchange contracts and swap transactions during the period ended October 31, 2006, amounted to $10,458,973 and $5,277,282, respectively.

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against change in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

In addition, the following table summarizes the fund's call/put options written during the period ended October 31, 2006:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain/(Loss) ($)
Contracts outstanding December 30, 2005	–	–		
Contracts written	40,000,000	2,218		
Contracts terminated:				
Expired	30,000,000	568	–	568
Contracts outstanding October 31, 2006	**10,000,000**	**1,650**	**–**	**568**

The fund enters into forward currency exchange contracts to gain exposure to foreign currency, hedge its exposure against changes in exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Swiss Franc, Expiring 12/11/2006	65,000	52,509	52,474	(35)
Euro, Expiring 12/20/2006	815,000	1,036,146	1,042,956	6,810
Japanese Yen, Expiring 12/20/2006	94,040,000	809,267	809,678	411
Sales:		**Proceeds ($)**		
Euro, Expiring 12/11/2006	41,245	52,509	52,756	(247)
British Pounds, Expiring 12/20/2006	180,000	340,308	343,548	(3,240)
Polish Zloty, Expiring 12/20/2006	820,000	263,971	271,146	(7,175)
Swedish Krona, Expiring 12/20/2006	1,300,000	179,993	180,603	(610)
Total				**(4,086)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at October 31, 2006:

Notional Amount	Reference Entity/Currency	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
56,000,000	JPY-6 Month LIBOR BBA	UBS Warburg	.88	5/11/2008	2,394
11,000,000	JPY-6 Month YENIBOR	UBS Warburg	2.51	6/6/2026	3,200
27,000,000	JPY-6 Month YENIBOR	J.P. Morgan Chase Bank	2.08	7/28/2016	5,338
2,000,000	JPY-6 Month YENIBOR	J.P. Morgan Chase Bank	2.69	7/28/2036	488
35,000,000	JPY-6 Month LIBOR	J.P. Morgan Chase Bank	1.32	10/4/2011	(73)
91,188	MYR-3 Month KLIBOR,	J.P. Morgan Chase Bank	4.16	10/31/2011	12
9,640,000	SEK-3 Month STIBOR	UBS Warburg	(3.06)	6/27/2007	(7,914)
950,000	SEK-3 Month STIBOR	UBS Warburg	4.29	6/27/2016	4,153
920,000	THB, 6 Month BLIBOR	J.P. Morgan Chase Bank	5.18	11/2/2011	(55)
					7,543

Credit default swaps involve commitments to pay or receive a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credits protection on the underlying instrument.

The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swap agreements at October 31, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay)/Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
75,000	ITRAXX S5 INDEX	UBS Warburg	.40	6/20/2011	478
215,000	Kimberly Clark 6.875%, 2/15/2014	J.P. Morgan Chase Bank	(.19)	12/20/2011	(528)
50,000	Telekon Finanze, 5%, 7/22/2013	UBS Warburg	(.45)	9/20/2011	(338)
50,000	VF, 8.5%, 10/1/2010	UBS Warburg	(.45)	6/20/2011	(530)
50,000	Wolters Kluwer, 5.125%, 1/27/2014	UBS Warburg	(.55)	9/20/2011	(427)
					(1,345)

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At October 31, 2006, the cost of investments for federal income tax purposes was $5,910,381; accordingly, accumulated net unrealized appreciation on investments was $105,837, consisting of $123,643 gross unrealized appreciation and $17,806 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**The Board of Trustees and Shareholders of
The Dreyfus/Laurel Funds Trust:**

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier International Bond Fund (the "Fund") of The Dreyfus/Laurel Funds Trust, including the statements of investments and options written, as of October 31, 2006, and the related statements of operations, and changes in net assets, and financial highlights for the period from December 30, 2005 (commencement of operations) to October 31, 2006. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 2006, by correspondence with the custodian and brokers or by other appropriate auditing procedures where replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier International Bond Fund of The Dreyfus/Laurel Funds Trust as of October 31, 2006, and the results of its operations, the changes in its net assets and the financial highlights for the period from December 30, 2005 to October 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
December 21, 2006

IMPORTANT TAX INFORMATION (Unaudited)

The fund hereby designates 16.30% of ordinary income dividends paid during the fiscal year ended October 31, 2006 as qualifying "interest related dividends".

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 189

——————————

James M. Fitzgibbons (72)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Davidson Cotton Company (1998-2002)

Other Board Memberships and Affiliations:
• Bill Barrett Company, an oil and gas exploration company, Director

No. of Portfolios for which Board Member Serves: 27

——————————

J. Tomlinson Fort (78)
Board Member (1987)

Principal Occupation During Past 5 Years:
• Retired; Of Counsel, Reed Smith LLP (1998-2005)

Other Board Memberships and Affiliations:
• Allegheny College, Emeritus Trustee
• Pittsburgh Ballet Theatre, Trustee
• American College of Trial Lawyers, Fellow

No. of Portfolios for which Board Member Serves: 27

——————————

Kenneth A. Himmel (60)
Board Member (1994)

Principal Occupation During Past 5 Years:
• President and CEO, Related Urban Development, a real estate development company (1996-present)
• President and CEO, Himmel & Company, a real estate development company (1980-present)
• CEO, American Food Management, a restaurant company (1983-present)

No. of Portfolios for which Board Member Serves: 27

Stephen J. Lockwood (59)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present)

No. of Portfolios for which Board Member Serves: 27

——————————

Roslyn M. Watson (57)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Principal, Watson Ventures, Inc., a real estate investment company (1993-present)

Other Board Memberships and Affiliations:
• American Express Centurion Bank, Director
• The Hyams Foundation Inc., a Massachusetts Charitable Foundation, Trustee
• National Osteoporosis Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

——————————

Benaree Pratt Wiley (60)
Board Member (1998)

Principal Occupation During Past 5 Years:
• Principal, The Wiley Group, a firm specializing in strategy and business development (2005-present)
• President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-2005)

Other Board Memberships and Affiliations:
• Boston College, Trustee
• Blue Cross Blue Shield of Massachusetts, Director
• Commonwealth Institute, Director
• Efficacy Institute, Director
• PepsiCo African-American, Advisory Board
• The Boston Foundation, Director
• Harvard Business School Alumni Board, Director

No. of Portfolios for which Board Member Serves: 27

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Francis P. Brennan, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since December 2002.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
International Bond Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

6091AR1006